Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JUN 19 AM 11:41

LETTER FOR MAINTENANCE OF EXEMPTION

18th June 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 9

02042004

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 10th and 17th June 2002;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 11th June 2002; and

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 11th June 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

dlw 6/19

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

JT/nor/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 10-06-2002 04:58:40 PM
Submitted by S DARBY on 10-06-2002 05:40:54 PM
Reference No CU-020607-3B8A0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4179**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial shareholder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**n/a**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 235,000 shares)

Mayban Investment Management Sdn. Bhd.
(Acquisition of 918,000 shares)

Rashid Hussain Asset Management Sdn. Bhd.
(Disposal of 50,000 shares)

Amanah SSCM Asset Management Sdn. Bhd.
(Acquisition of 1,528,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Acquisition of 1,050,000 shares)

Commerce Asset Fund Manager
(Acquisition of 20,000 shares)

Details of changes

File No. 82-4968

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 30-04-2002	* 918,000	
Disposed	30-04-2002	50,000	
Acquired	30-04-2002	1,528,000	
Acquired	30-04-2002	1,050,000	
Acquired	30-04-2002	20,000	
Acquired	14-05-2002	235,000	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
* Nature of interest	:	**Direct**
Direct (units)	:	**317,902,305**
Direct (%)	:	**13.67**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**317,902,305**
* Date of notice	:	**15-05-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 17-06-2002 05:43:22 PM
Submitted by S DARBY on 17-06-2002 05:51:27 PM
Reference No CU-020612-F259E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 4,530,000 shares)

Rashid Hussain Asset Management Sdn. Bhd.
(Disposal of 400,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Disposal of 40,000 shares)

Commerce Asset Fund Manager
(Disposal of 530,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 16-05-2002	* 450,000	
Acquired	17-05-2002	250,000	
Disposed	17-05-2002	400,000	
Disposed	17-05-2002	507,000	
Disposed	20-05-2002	40,000	
Disposed	21-05-2002	23,000	

File No. 82-4968

Acquired	**21-05-2002**	**234,000**
Acquired	**22-05-2002**	**474,000**
Acquired	**23-05-2000**	**623,000**
Acquired	**24-05-2002**	**1,799,000**
Acquired	**29-05-2002**	**700,000**

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the Board**

* Nature of interest : **Direct**

Direct (units) : **321,462,305**

Direct (%) : **13.82**

Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of shares after change** : **321,462,305**

* Date of notice : **29-05-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 17th, 21st, 24th and 29th May 2002.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to **S DARBY** *on* **11-06-2002 05:17:19 PM**
Submitted by S DARBY on 11-06-2002 05:25:49 PM
Reference No CU-020610-C8BF0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-06-2002**	* **29,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company**
* Nature of interest : **Direct**

Direct (units)	:	**247,179,200**
Direct (%)	:	**10.63**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**247,179,200**
* Date of notice	:	**03-06-2002**
Remarks	:	

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 11-06-2002 06:17:19 PM
Submitted by S DARBY on 11-06-2002 05:25:57 PM
Reference No CU-020610-C9343

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* **Disposed**	* **03-06-2002**	* **29,000,000**	

* Circumstances by reason of which change has occurred : **Sale of shares by the company's subsidiary**

File No. 82-4968

* Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**247,179,200**
Indirect/deemed interest (%)	:	**10.63**
* **Total no of shares after change**	:	**247,179,200**
* Date of notice	:	**03-06-2002**
Remarks	:	